Exhibit 23.5

Consent of Analysys International

Beijing Analysys Network Information Consulting Co., Ltd. Shanghai Branch (“Analysys International”) hereby authorize China Mobile Games and Entertainment Group Limited (the “Registrant”) to make reference to the name of Analysys International and the data in Analysys International’ reports titled “2013 China Mobile Game Market Annual Report”, “2013 China Tablet PC Market Size and Forecast” and “2013 China Mobile Game Publisher Report” in the Registrant’s additional issuance of shares in March 2014 (including in the F-3 to be filed with the SEC and in relevant legal documents and marketing materials to be incorporated by reference in the F-3).

Yours faithfully,

For and on behalf of

Beijing Analysys Network Information Consulting Co., Ltd. Shanghai Branch

/s/ Analysys International

March 3, 2014